Hamco Ventures Limited

Mandar House, 3rd Floor

Johnson’s Ghut, Tortola

British Virgin Islands

June 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:		Nico Nalbantian

	Re:	Hamco Ventures Limited (the “Company”) (CIK No. 0002039079)
Registration Statement on Form F-1, as amended
File No. 333-283829

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm EST on June 27, 2025, or as soon as thereafter practicable. The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, John O’Leary of Patrizio & O’Leary LLP by email at joleary@po-legal.com or by telephone at (609) 786-2525.

Very Truly yours,

hamco ventures LIMITED

By:	/s/ Chun Leung Chow, (Eddy)
Name:	Chun Leung Chow, (Eddy)
Title:	Chief Executive Officer, Chief Financial Officer, Director